Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Post-Effective Amendment No. 3 to Form S-3 to the Registration Statement (Form S-3 No. 333-273803) and related Prospectus of Peakstone Realty Trust for the registration of common shares, preferred shares, debt securities, depositary shares, warrants, purchase contracts, units, and guarantees of debt securities and of PKST OP, L.P. for the registration of debt securities and to the incorporation by reference therein of our reports dated February 20, 2025, with respect to the consolidated financial statements of Peakstone Realty Trust, and the effectiveness of internal control over financial reporting of Peakstone Realty Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
May 8, 2025